SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2024

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Taxpayer’s Registry of the Ministry of Economy] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

BULLETIN FOR DISTANCE VOTE | AGO 04/30/2024

Shareholder’s name or denomination
Shareholder’s National Taxpayer’s Registry (CNPJ) or Individual Taxpayers Register (CPF)
Shareholder’s email

Completion guidelines

This bulletin must be filled in only if the shareholder elects to exercise his/her distance vote right, pursuant to CVM Resolution No. 81/22 (“CVM Res. 81/22”).

It is essential that the boxes above be completed with (i) the full name – or corporate name, as the case may be – of the shareholder; (ii) his/her CPF number – in case of an individual – or CNPJ number – in case of an entity; and (iii) his/her email.

Moreover, for this bulletin to be considered valid and the votes cast herein be computed in the quorum of the Ordinary Shareholders’ Meetings:

•        all the boxes below must be duly filled in,

•        all pages must be initialed, and

•        at the end, the shareholder – or his/her legal representative(s), as the case may be and pursuant to the legislation in force – must sign the bulletin, and may use a signature via digital certificate.

Delivery guidelines, indicating the ability to send the bulletin directly to the Company or send instructions to the registrar or custodian

The shareholder who chooses to exercise his/her distance voting rights may (i) transmit the filling instructions to service providers able to collect and transmit such instructions (registrar or custodian), as per the guidance below; or (ii) complete and send this bulletin directly to the Company.

Voting by means of service providers - distance voting system

Shareholders may transmit the instructions for completing this bulletin to service providers which are able to provide services to collect and transmit instructions for completion of bulletin for distance vote, namely:

(i)     to shareholder’s custodian, if the shares are deposited in a central depositary; or

(ii)   to Banco Bradesco S.A., as the financial institution hired by the Company to provide securities bookkeeping services, if the shares are not deposited in a central depositary.

The shareholder that elects to exercise his/her distance vote right through the service providers (pursuant to article 27, item II, of CVM Res. 81/22) must contact his/her custody agents and/or Banco Bradesco S.A. and verify the procedures adopted by them for the issuance of distance vote instructions, as well as the documents and information required by them. The deadline for transmitting the instructions to the service providers is 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 23, 2024, included.

Postal and electronic address for sending the distance vote bulletin, in case the shareholder wishes to deliver the document directly to the Company

Shareholders may send this bulletin directly to the Company, dully filled in and together with the documents listed below (a) to Rua Dr. Renato Paes de Barros, 1.017, 4º andar, Itaim Bibi, CEP 04530-001, São Paulo/SP, to the attention of the Company’s Investor Relations Department; or, alternatively, (b) to the email of the Company’s Investor Relations Department (ri@ambev.com.br):

(i)     statement indicating the capital ownership in the Company; and

(ii)   copy of the following documents:

•       to individuals: identity card with shareholder’s photo,

•       to entities: (a) last restated bylaws or articles of association, as the case may be, (b) other documents proving the powers of shareholder’s legal representative(s), pursuant to its bylaws/articles of association, including, without limitation, minutes of election of directors, officers, powers-of-attorney etc., and (c) identity card with legal representative(s) photo,

•       to investment funds: (a) last consolidated fund regulation, (b) bylaws or articles of association of its administrator or manager, as the case may be, with due regard for the fund voting policy, (c) other documents proving the powers of the legal representative(s) of the administrator or manager of the fund, as the case may be, and (d) identity card with legal representative(s) photo.

The following identity cards with photo shall be accepted: RG (Identity Card), RNE (Foreigner National Registration Card), CNH (Driver’s License), passport or officially certified professional class card.

Exceptionally, the Company waives the formalities of signature certification and notarization, consularization and sworn translation, accepting a free translation of the documents for the purposes of verifying bulletins for distance vote sent directly to the Company.

The bulletin, together with the respective documentation, shall only be considered if received by the Company in accordance with the provisions above, up to 7 days before the date of the Ordinary Shareholders’ Meeting, that is, April 23, 2024, included. Pursuant to article 46 of CVM Res. 81/22, the Company shall notify the shareholder (or their representative, as the case may be) if the documents received are sufficient for the vote to be considered valid, or the procedures and deadlines for possible rectification or resubmission.

Indication of the institution hired by the company to provide the securities bookkeeping service

Banco Bradesco S.A.

Address: Cidade de Deus, s/n - Vila Yara, Osasco, São Paulo, Brazil, CEP 06029-900

Attention to: Departamento de Ações e Custódia, Prédio Amarelo, Térreo

Telephone: (0800) 7011616

Email: dac.escrituracao@bradesco.com.br and dac.acecustodia@bradesco.com.br

Contact persons: Sabrina Cerigato Curis and Carlos Augusto Dias Pereira

Description of resolution - Ordinary Shareholders’ Meeting
Simple resolution 1. To approve the managers’ accounts and financial statements for the fiscal year ended on December 31, 2023. [ ] Approve [ ] Reject [ ] Abstain

Simple resolution

2.        To resolve on the allocation of net profit for the fiscal year ended December 31, 2023, with the consequent ratification of payment of interest over shareholders’ equity made in advance to the shareholders, to debit of the profit for the year of 2023, pursuant to the Company’s Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

Election of the Fiscal Council, by single slate

Controller Appointment

Candidates

• José Ronaldo Vilela Rezende

• Elidie Palma Bifano

• Emanuel Sotelino Schifferle (Alternate)

• Eduardo Rogatto Luque (Alternate)

3.          Appointment of all names that are part of the slate (Controller Appointment - Fiscal Council):

[ ] Approve [ ] Reject [ ] Abstain

4.          If one of the candidates that are part of the slate fails to integrate it to accommodate the separate election as provided on articles 161, §4, and 240 of Law No. 6,404/76, the votes corresponding to your shares may still be given to the chosen slate?

[ ] Yes [ ] No [ ] Abstain

5.           Election of the Fiscal Council separately – Ordinaries

Appointment of candidates to the Fiscal Council by minority shareholders holders of voting shares (shareholder must fill in this box if the box regarding the general election was left in blank):

• Fabio de Oliveira Moser / Joao Vagnes de Moura Silva

[ ] Approve [ ] Reject [ ] Abstain

6.           Simple resolution

To determine managers’ overall compensation for the year of 2024, including expenses related to the recognition of the fair amount of (x) the stock options that the Company intends to grant in the fiscal year, and (y) the compensation based on shares that the Company intends to execute in the fiscal year, under the terms set forth in the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

7.           Simple resolution

To determine the overall compensation of the Fiscal Council’s members for the year of 2024, with alternate members’ compensation corresponding to half of the amount received by the effective members, under the terms set forth in the Management Proposal.

[ ] Approve [ ] Reject [ ] Abstain

City: _________________________________________________________________

Date: _________________________________________________________________

Signature: _____________________________________________________________

Name of the Shareholder: _________________________________________________

Phone: ________________________________________________________________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 25, 2024

AMBEV S.A.

By:	/s/ Lucas Machado Lira
Lucas Machado Lira Chief Financial and Investor Relations Officer